                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                       CALIFORNIA CULINARY ACADEMY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   129905105
                       ----------------------------------
                                 (CUSIP Number)

              WILLIAM G. DE MAR                  THEODORE G. CROCKER

               6 Steuben Bay                     244 Valhalla Drive
          --------------------------          ------------------------------
               Alameda, CA  94502                 Solvang, CA 93463
          --------------------------          ------------------------------
                (510) 521-1979                     (805) 350-0340
          --------------------------          ------------------------------

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                                Communications)

                                 June 28, 1999
         ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13 D

-----------------------                                  ---------------------
  CUSIP NO. 129905105                                     PAGE 2 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      William G. De Mar         SS# ###-##-####

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            150,935

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,377,861
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             150,935

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,377,861
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,377,861

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      36.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13 D

-----------------------                                  ---------------------
  CUSIP NO. 129905105                                     PAGE 3 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Theodore G. Crocker       SS# ###-##-####

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]


------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,226,926

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,377,861
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,226,926

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,377,861
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,377,861

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      36.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP NO. 129905105                                     PAGE 4 OF 13 PAGES


  Item 1:  Security and Issuer.
           -------------------

  This Statement relates to the Common Stock, no par value (the "Common Stock"), of California Culinary Academy, Inc. (the "Company"). The address of the principal executive office of the Company is 625 Polk Street, San Francisco, California 94102.


  Item 2:  Identity and Background.
           -----------------------

  This Statement is filed on behalf of William G. De Mar and Theodore G. Crocker (the "Purchasers").

  The following sets forth as to each Purchaser: (a) his name; (b) his residence or business address; (c) his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; (d) whether or not, during the last five years, such Purchaser was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (e) whether or not, during the last five years, such Purchaser was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Purchaser was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violations with respect to such laws; and (f) his citizenship.

  1.  (a)  William G. De Mar.

      (b)  6 Steuben Bay
           Alameda, CA  94502

      (c)  Developer
           Antelope Development LLC
           8070 Soquel Drive
           Aptos, CA  95003

      (d)  Not applicable

      (e)  Not applicable

      (f)  United States.


  2.  (a)  Theodore G. Crocker.

      (b)  244 Valhalla Drive

  CUSIP NO. 129905105                                     PAGE 5 OF 13 PAGES

           Solvang, CA  93463

       (c) Retired.  Former CEO of California Culinary Academy
           625 Polk Street
           San Francisco, CA  94102

      (d)  Not applicable

      (e)  Not applicable

      (f)  United States.


  Item 3:  Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

  Since the filing of the Schedule 13G on February 17, 1999, Theodore G. Crocker and William G. De Mar, have not engaged in any transactions involving the Common Shares of California Culinary Academy (the "Issuer") as described below in Item 5.

  William G. De Mar currently has his shares in a Legg Mason Margin Account which is subject to the client agreement between William G. De Mar and Legg Mason.

  Theodore G. Crocker currently has his shares in the following margin accounts:
Sutro & Co., Legg Mason and U.S. Bancorp Piper Jeffrey and acquired beneficial ownership of his Common Stock of California Culinary Academy through his personal brokerage accounts at Sutro & Co., Legg Mason and U.S. Bancorp Piper Jeffrey, which are subject to the client agreements between Theodore G. Crocker and Sutro & Co., Legg Mason and U.S. Bancorp Piper Jeffrey.


  Item 4:  Purpose of Transaction.
           ----------------------

  Mr. Crocker and Mr. De Mar, as large shareholders and former officers and directors of the Company, are regularly in contact with many of the Company's stakeholders, including but not limited to members of management, other directors, other shareholders and others, concerning the Company, its business, operations and prospects. In connection with the Company's annual meeting, scheduled for June 28, 1999, Messrs. De Mar and Crocker agreed to oppose, and vote against, a proposed sale by the Company of Convertible Notes in the amount of $10 million and to consider changes to the Company's board of directors, including nominating, and voting in favor of, directors who would explore potential change of control transactions and/or other strategic alternatives for the Company. Immediately prior to the June 28 annual meeting an agreement with the Company was reached, pursuant to which (i) Mr. De Mar and another individual were appointed to the Company's board of directors, (ii) the Company announced that it had formed a special committee of the board to investigate and pursue strategic alternatives for the Company, and (iii) the Company agreed to

  CUSIP NO. 129905105                                     PAGE 6 OF 13 PAGES

adjourn the shareholder meeting for 45 days pending a report from this committee. A copy of the Company's release announcing this agreement is attached as exhibit 2 hereto.

  Mr. Crocker and Mr. De Mar continue to believe that the proposed transaction involving the sale of Convertible Notes is not in the best interests of the Company or its shareholders. Accordingly, if this transaction is presented to the shareholders, Messrs. Crocker and De Mar expect to oppose this proposed transaction. In addition, Messrs. Crocker and De Mar are continuing to evaluate the possibility of (i) seeking to nominate additional candidates to the Company's board of directors, (ii) urging the Company to enter into a merger or other extraordinary transaction and/or potentially taking more direct action in support of such a transaction, (iii) pursuing other transactions which may involve a sale of their shares and/or (iv) soliciting proxies from other shareholders on any of the issues identified above, and have spoken to (and expect to continue speaking to) stockholders and/or company stakeholders about these issues.


  Each of the Reporting Persons also intends to continue to explore various alternatives with respect to the Company and/or their stock ownership in the Company. In pursuing such alternatives for the Company, each Reporting Person will continuously assess the Company's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general, other developments and other investment opportunities. Depending on such assessments, one or both of the Reporting Persons may acquire additional Securities or may determine to sell or otherwise dispose of all or some of its holdings of Securities. Although the Reporting Persons currently share the same intention to adhere to their opposition to the sale of Convertible Notes and in favor of other potential strategic alternatives, basic investment and portfolio decisions may differ so that one of the Reporting Persons may be acquiring while the other is disposing of Securities.

          Other than as described above or in Item 5 below, none of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D.

  Except for the actions described above in this Schedule 13D, the Purchasers have no intention, plan or proposal with respect to:

     1. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     3. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

CUSIP NO. 129905105                                           PAGE 7 OF 13 PAGES


     4. Any change in the present Board of Directors or management of the issuer, including any plan or proposals to change the number or term of directors or to fill any existing vacancy on the Board;

     5. Any material change in the present capitalization or dividend policy of the issuer;

     6. Any other material change in the issuer's business or corporate structure;

     7. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     8. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     9. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

    10.   Any action similar to any of those enumerated above.


  Item 5:  Interest in Securities of the Issuer.
           ------------------------------------

           a. As of June 28, 1999, each of the Purchasers beneficially owned the following amounts of Common Stock (the percentage of the Common Stock owned being indicated in parentheses and based upon 3,815,431 shares outstanding as set forth in the Form 10-Q filed by the Company for the quarter ended March 31,
1999).

          1.  William G. De Mar beneficially owned 150,935 shares.

          2.  Theodore G. Crocker beneficially owned 1,226,926 shares.

          As of June 28, 1999, the Purchasers beneficially owned an aggregate of 1,377,861 shares (36.1%) of the outstanding Common Stock.

              (b) The responses of each Purchaser to Items (7) through (11) of the portions of the cover page of this Schedule 13D which relate to beneficial ownership of shares of Common Stock are incorporated herein by reference.

              (c) The information concerning transactions in Common Stock effected by the Purchasers during the past sixty days is set forth on Exhibit 1 attached hereto and incorporated herein by reference.

CUSIP NO. 129905105                                           PAGE 8 OF 13 PAGES

              (d)  Not applicable.

              (e)  Not applicable.


  Item 6:  Contracts, Arrangements, Undertakings or Relationships with Respect
           -------------------------------------------------------------------
           to Securities of the Issuer.
           ---------------------------

  From time to time, in the ordinary course of their investments, Messrs. De Mar and Crocker may have their shares on various margin accounts and/or use their securities as collateral on other obligations. On June 25, 1999, Mr. Crocker signed a proxy authorizing Mr. De Mar to represent, vote, execute consents and waivers and act for Mr. Crocker at the June 28, 1999 shareholders meeting and such proxy is to terminate on September 1, 1999, unless revoked before that date. Other than as described above, none of the Purchasers has any contracts, arrangements, understandings or relationships with respect to any securities of the Company. See Item 3 and Exhibit 3.


  Item 7:  Material to be Filed as Exhibits.
           --------------------------------

  The following are filed herewith as exhibits to this Schedule 13D:

  1. Information concerning transactions in the Common Stock effected by the Purchasers during the past sixty days.

  2.  Press Release by the Company Announcing Agreement.

  3.  Proxy of Theodore G. Crocker

  4.  Agreement

CUSIP NO. 129905105                                           PAGE 9 OF 13 PAGES

                                   SIGNATURE

  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

  Dated:  July 7, 1999



                                  /s/ William G. De Mar
                                  ------------------------------------------
                                  William G. De Mar

                                  /s/ Theodore G. Crocker
                                  ------------------------------------------
                                  Theodore G. Crocker

CUSIP NO. 129905105                                          PAGE 10 OF 13 PAGES


                                                                       Exhibit 1
                                                                       ---------

                     Information Concerning Transactions in
                   Shares of the Common Stock Effected by the
                     Purchasers During the Past Sixty Days
                   ------------------------------------------


     The following transactions were effected principally on the Nasdaq National Market System. The price per share excludes brokerage commissions.

                           Date of
                           Purchase       Shares Purchased
  Name of Purchaser       or (Sale)          or (Sold)         Price Per Share
----------------------  --------------    ----------------     ----------------
William G. De Mar              04/27/99        500(P)               $6  5/8
                               04/28/99        300(P)               $7
                               05/07/99        300(P)               $6  1/2
                               05/11/99        200(P)               $5 15/16
                               05/12/99        300(P)               $6  1/2
                               05/14/99        500(P)               $6

Theodore G. Crocker            05/18/99      2,000(S)               $5  1/4
                               05/18/99        500(S)               $5  3/8
                               05/20/99      3,000(S)               $5  1/4
                               05/21/99      1,000(S)               $5  1/2
                               05/21/99      2,600(S)               $5  1/4
                               05/21/99        500(S)               $5  3/8
                               05/25/99      1,000(S)               $5  1/4
                               05/25/99      2,000(S)               $5  1/4
                               05/26/99      1,000(S)               $5  1/2
                               06/20/99      1,500*
                               06/20/99     13,891**

*  One star denotes transfer to Allan Larsen.
** Two stars denote transfer to Keith Bartow.

CUSIP NO. 129905105                                          PAGE 11 OF 13 PAGES


                                                                       Exhibit 2
                                                                       ---------

                                 PRESS RELEASE
                                 -------------

California Culinary Academy, Inc. Announces the Addition of Two New Board
Members

Business Wire - June 29, 1999 12:25

SAN FRANCISCO--(BUSINESS WIRE)--June 29,1999--California Culinary Academy, Inc. (Nasdaq:COOK) is pleased to announce that two new Board members have been appointed: William G. De Mar, a former Director and Chief Operating Officer of the Academy, and David J. Berger, a partner specializing in mergers and acquisitions at the law firm of Wilson Sonsini Goodrick & Rosati.

The Board of Directors also announced that it has formed a special committee to investigate and pursue strategic alternatives which may come available to the Company. As a result of this action, the shareholder meeting announced in a release dated May 26, 1999, was adjourned pending a report from this committee which is expected to be concluded within 45 days from date of this release. However, there can be no assurance that CCA will receive any offer with respect to a business transaction or that any offer the Academy may receive will be approved.

Currently operating out of its core campus in San Francisco and three College of Food campuses in San Francisco, Salinas and San Diego, California, the California Culinary Academy is one of the largest culinary schools in the United States and an internationally- known leader and innovator in culinary arts education. The Academy offers two fully accredited professional programs as well as programs in continuing education, and vocational and consumer training. The Academy also provides contract training and consulting services for product development and operations in the public and private sectors. Information on the Academy can be found on the Internet at http://www.baychef.com.
                                            ----------------------

     CONTACT:  California Culinary Academy, San Francisco
               Chuck White, 415/292-8258
                   or
               Richmont Consulting International, Los Angeles
               Edda Brown, 323/658-8088, 323/658-9075 (fax)
               www.richmontconsulting.net
               E-mail:  richmont@gte.net

CUSIP NO. 129905105                                          PAGE 12 OF 13 PAGES

                                                                       Exhibit 3
                                                                       ---------

                          PROXY OF THEODORE G. CROCKER
                          ----------------------------

     The undersigned, as record owner of the securities of California Culinary Academy, a California Corporation, (the "Corporation") hereby revokes any previous proxies and appoints William G. DeMar as proxy to attend the meeting of
                              ----------------
shareholders of the Corporation on June 28, 1999, and any adjournment thereof and to represent, vote, execute consents and waivers, and otherwise act for the undersigned in the same manner and with the same effect as if the undersigned were personally present at the meeting and voting such securities.

     The undersigned authorizes such proxy to substitute any other person to act under this proxy, to revoke any such substitution, and to file this proxy and any substitution or revocation of substitution with the Secretary of the Corporation.

     This proxy may be revoked at any time by the undersigned, and unless revoked shall terminate on September 1, 1999.

          NO. OF SHARES       SHAREHOLDER
          -------------       -----------

          1,253,296           Theodore G. Crocker



Dated: June 25, 1999

/s/ Theodore G. Crocker
-----------------------------
Theodore G. Crocker

CUSIP NO. 129905105                                          PAGE 13 OF 13 PAGES

                                                                       Exhibit 4
                                                                       ---------

                                   AGREEMENT
                                   ---------

          This will confirm the agreement by and between the undersigned that the Schedule 13D filed on or about this date with respect to the beneficial ownership of the undersigned of shares of the common stock of California Culinary Academy, Inc. is being filed on behalf of each of the individuals named below. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:    July 7, 1999


/s/ William G. De Mar
--------------------------------
William G. De Mar


/s/ Theodore G. Crocker
--------------------------------
Theodore G. Crocker